                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                ---------------------

                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                ---------------------

                                 VIRBAC CORPORATION
                                   (Name of Issuer)


                       COMMON STOCK, PAR VALUE $0.01 PER SHARE
                            (TITLE OF CLASS OF SECURITIES)

                                ---------------------

                                       927649
                        (CUSIP NUMBER OF CLASS OF SECURITIES)

                                    BRIAN A. CROOK
                                  VIRBAC CORPORATION
                                3200 MEACHAM BOULEVARD
                               FORT WORTH, TEXAS 76137
                                   (816) 831-5030

                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                   With a copy to:
                              STEPHEN L. FLUCKIGER, ESQ.
                              JONES, DAY, REAVIS & POGUE
                              2300 TRAMMELL CROW CENTER
                                  2001 ROSS AVENUE
                                 DALLAS, TEXAS 75201
                                    (214) 220-3939

                                ---------------------

                                    MARCH 5, 1999
                         (Date of Event which Requires Filing
                                  of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

                            (Continued on following pages)

                                 (Page 1 of 8 Pages)

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CUSIP NO. 972649                         13D                   Page 2 of 8 Pages

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Interlab S.A.S.
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)  / /
                                                                     (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
     Not applicable
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                   / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     France
-------------------------------------------------------------------------------
                             (7) SOLE VOTING POWER
                                 12,580,918
    NUMBER OF                --------------------------------------------------
     SHARES                  (8) SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                --------------------------------------------------
      EACH                   (9) SOLE DISPOSITIVE POWER
    REPORTING                    12,580,918
   PERSON WITH               --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     12,580,918
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          / /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     58%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     CO, HC
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 972649                         13D                   Page 3 of 8 Pages


ITEM 1.   SECURITY AND ISSUER

     This Schedule 13D relates to the common stock, par value $0.01 per share ("Common Stock"), of Virbac Corporation (the "Company"). The principal executive offices of the Company are located at 3200 Meacham Boulevard, Fort Worth, Texas 76137.

Item 2.   IDENTITY AND BACKGROUND.

     This statement is being filed by Interlab S.A.S., a French corporation ("Interlab" or "Reporting Person") and wholly owned subsidiary of Virbac S.A., a French corporation ("VBSA"). Interlab was formed for the purpose of holding shares of the Company in connection with the March 5, 1999 merger (the "Merger") of Virbac, Inc., a Delaware corporation ("Virbac"), with and into Agri-Nutrition Group Limited, a Delaware corporation ("Agri-Nutrition"), with Agri-Nutrition surviving the merger and changing its name to Virbac Corporation. The address of Interlab's principal business office is 13 emme rue - L.I.D., 06517 Carros Cedex, France.

     During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor was the Reporting Person a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The responses to Items 5 and 6 are incorporated herein by this reference.

Item 4.   PURPOSE OF TRANSACTION.

     The responses to Items 5 and 6 are incorporated herein by this reference. Certain changes in the Company's directors, officers, certificate of incorporation and bylaws were effected in connection with the closing of the transactions contemplated by the Merger Agreement, as more fully set forth in Sections 1.5, 1.6 and 1.7 of the Merger Agreement.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     Pursuant to the terms of the Agreement and Plan of Merger (the "Merger Agreement"), dated October 16, 1998, by and among Agri-Nutrition, VBSA, Virbac, and by addendum, Interlab, the shares of Virbac held by the Reporting Person were converted into the right to receive 12,580,918 shares of the Company's Common Stock (the "Merger Shares") and all of Interlab's shares of Virbac common stock were canceled. The Merger Shares represent approximately 58% of the Company's issued and outstanding stock as of the date of the Merger. The Reporting Person has sole power to vote or to the direct the vote of and to dispose of or direct the disposition of all of the Merger Shares.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Interlab entered into an Affiliate Agreement (the "Affiliate Agreement") with Agri-Nutrition Group, predecessor in interest to the Company, whereby Interlab represents, warrants, and covenants to Agri-Nutrition that, among other things, it will sell no more than 9% of the Merger Shares and shares issued upon the exercise of certain management stock options after the merger in connection with the Mandatory Tender Offer pursuant to Section 2.1 of the Merger

CUSIP NO. 972649                         13D                   Page 4 of 8 Pages


Agreement before the second anniversary of the Merger and that in the event that any of its affiliates purchase any shares on the open market prior to the second anniversary of the Merger, that these purchases will be effected in acordance with Rule 10b-18 under the Securities Exchange Act of 1934, as amended.

     The Company, as successor in interest to Agri-Nutrition, is obligated to register the Merger Shares pursuant to the terms of Article IX of the Merger Agreement.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.


         EXHIBIT NO.                       DESCRIPTION
         -----------                       -----------

             1.        Interlab Affiliate Agreement, dated January 17, 1999.

             2 Agreement and Plan of Merger, dated as of October 16, 1998, by and among Agri-Nutrition, VBSA, Virbac and by addendum, Interlab (incorporated by reference to Exhibit
                       2.1 of the Agri-Nutrition Form 8-K filed on November 17,
                       1998).

CUSIP NO. 972649                         13D                   Page 5 of 8 Pages


                                      SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: April 2, 1999                    INTERLAB S.A.S.


                                       By: /s/ Pascal Boissy
                                          ------------------------------------
                                          Pascal Boissy, Chairman of the Board